QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SECOND QUARTER 2004

        The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the 2003 Annual Consolidated Financial Statements and the June 30, 2004 Interim Consolidated Financial Statements. All dollar amounts are expressed in U.S. dollars. The information in this document is provided as of July 22, 2004.

        Certain statements contained in the following Management's Discussion and Analysis of Financial Condition and Results of Operations, constitute forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended (U.S. Securities Act), and section 21E of the Securities Exchange Act of 1934, as amended (U.S. Exchange Act), including, without limitation, statements concerning possible or assumed future results of operations preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates," "intends," "plans," or similar expressions. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. You should understand that the following important factors, could affect the Company's future results and could cause those results to differ materially from those expressed in such forward-looking statements: variability of operating results among periods; the effects of price competition and other business and competitive factors generally affecting the electronics manufacturing services (EMS) industry; the challenges of effectively managing our operations during uncertain economic conditions; our dependence on a limited number of customers; our dependence on industries affected by rapid technological change; the challenge of responding to lower-than-expected customer demand; our ability to successfully manage our international operations; component constraints; our ability to manage our restructuring and the shift of production to lower cost geographies; the success of our new product development efforts; and our ability to achieve the anticipated benefits of our merger with Manufacturers' Services Limited (MSL). These and other risks and uncertainties are discussed in the Company's various filings with the Canadian Securities Commissions and the U.S. Securities and Exchange Commission, including the Company's Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission.

        The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise of which the Company hereafter becomes aware. You should read this document with the understanding that the Company's actual future results may be materially different from what the Company expects. The Company may not update these forward-looking statements, even if our situation changes in the future. All forward-looking statements attributable to the Company are expressly qualified by these cautionary statements.

Overview

        Celestica is a world leader in providing electronics manufacturing services (EMS) to leading industry OEMs in the computing and communications industries and other markets, such as aerospace and defense, automotive, industrial and consumer. Celestica provides a wide range of services, including the high-volume manufacture of complex printed circuit board assemblies and the system assembly of final products. In addition, the Company is a leading-edge provider of design, engineering services, supply chain management, direct order fulfillment, logistics and after-market services and support. Celestica operates facilities in the Americas, Europe and Asia.

        During the period from 2001 - 2003, the EMS industry experienced demand weakness, particularly in the computing and communications end markets, as spending on higher complexity and infrastructure products was reduced or cut. The Company's concentration of business with customers in these higher complexity products had an adverse effect on the Company's revenue and margins for 2002 and 2003. The downturn also created excess capacity in the EMS industry resulting in continued pricing pressures as EMS providers competed for a reduced amount of business. Declining end markets and volumes led to lower utilization rates which adversely impacted margins. Celestica's revenue for 2003 was $6.7 billion, down 19% from $8.3 billion in 2002 and down 33% from $10.0 billion in 2001.

        During those difficult periods, the Company responded by focusing on improving operating efficiency, rebalancing its global manufacturing network, reducing capacity by restructuring, diversifying into new markets and expanding its customer base.

        In 2001, the Company announced its first restructuring plan in response to the weakened end markets. As the downturn continued, the Company announced further restructuring plans in 2002 and 2003. In April 2004, Celestica announced an additional restructuring plan to be recorded throughout 2004 and into the first quarter of 2005. The restructuring plans are focused on consolidating facilities thereby increasing capacity utilization while increasing production in lower cost geographies. The Company expects to have an improved balance of high capability and low cost capacity in its global manufacturing network when all of the planned restructuring actions are completed. As a result of the Company's past and current restructuring efforts, approximately 70% of its production facilities as of June 30, 2004 were in lower cost geographies, up from approximately 50% at the end of 2002.

        Toward the end of 2003, the Company began to see improvements in the technology end markets. This was evidenced by the number of program wins from existing and new customers and increased volumes from existing customers. Throughout 2003, revenue continued to improve each quarter, growing 21% from the first quarter to the fourth quarter. This trend continued into 2004 as revenue in the first quarter of 2004 grew 5% from the fourth quarter of 2003, and revenue in the second quarter of 2004 grew 15% from the first quarter of 2004. Celestica's revenue in the first half of 2004 was $4.3 billion, up 36% from $3.2 billion in the first half of 2003.

        The Company has also added more than 80 new customers since 2002, with approximately one-third outside the traditional communications and computing markets. For the second quarter of 2004, revenue from its non-top 10 customers more than doubled from the second quarter of 2003, representing approximately 36% of revenue in 2004. The costs of expanding into new markets, providing new service offerings and adding new customers has impacted margins. Along with depressed volumes, significant program transfers and ramping activities, these costs reduced gross margins for 2003 to 3.9%, down from 6.7% in 2002. As these activities stabilize, and restructuring benefits materialize, profitability is expected to improve in 2004. Gross margins in the first half of 2004 were 4.9% of revenue.

        In line with the Company's strategy to diversify its revenue base, the Company completed the acquisition of Manufacturers' Services Limited (MSL) in March 2004, a mid-tier EMS provider with a broad customer base in diversified markets. The Company will continue to evaluate acquisition opportunities to support its future growth strategies. See "Acquisition History."

        Celestica maintained a strong balance sheet throughout 2003 and into 2004. The Company utilized its strong financial position to reduce debt by repurchasing Liquid Yield Options™ Notes (LYONs) and by expanding its share repurchase programs. In June 2004, the Company issued Senior Subordinated Notes with a principal amount of $500.0 million, and a fixed interest rate of 7.875%. During the quarter, the Company spent $299.7 million to repurchase additional LYONs.

Critical Accounting Policies and Estimates

        Celestica prepares its financial statements in accordance with Canadian GAAP with a reconciliation to United States GAAP, as disclosed in note 20 to the 2003 Consolidated Financial Statements.

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the 2003 Consolidated Financial Statements and updated in note 2 to the June 30, 2004 Interim Consolidated Financial Statements. The Company evaluates its estimates and assumptions on a regular basis, based on historical experience and other relevant factors. Actual results could differ materially from these estimates and assumptions. The following critical accounting policies are impacted by judgments, assumptions and estimates used in preparation of the 2003 and the 2004 Interim Consolidated Financial Statements.

Revenue recognition:

        Celestica derives most of its revenue from OEM customers. The contractual agreements with its key customers generally provide a framework for its overall relationship with the customers. Celestica recognizes product manufacturing revenue upon shipment as title has passed, persuasive evidence of an arrangement exists, performance has occurred, customer specified test criteria have been met, and the earnings process is complete. Celestica has contractual arrangements with the majority of its customers that require the customer to purchase unused inventory that Celestica has purchased to fulfill that customer's forecasted manufacturing demand. Celestica accounts for raw material returns as reductions in inventory and does not record revenue on these transactions.

Allowance for doubtful accounts:

        Celestica records an allowance for doubtful accounts related to accounts receivable that are considered to be impaired. The allowance is based on the Company's knowledge of the financial condition of its customers, the aging of the receivables, current business environment, customer and industry concentrations, and historical experience. If any of the Company's customers have insufficient liquidity, the Company may encounter significant delays or defaults in payments owed by it's customers, and may lead the Company to extend payment terms, which may have a significant adverse effect on the Company's financial condition and results of operations. A change to these factors could impact the estimated allowance and the provision for bad debts recorded in selling, general and administrative expenses.

Inventory valuation:

        Celestica values its inventory on a first-in, first-out basis at the lower of cost and replacement cost for production parts, and at the lower of cost and net realizable value for work in progress and finished goods. Celestica regularly adjusts its inventory valuation based on shrinkage and management's estimates of net realizable value, taking into consideration factors such as inventory aging, future demand for the inventory, and the nature of the contractual agreements with customers and suppliers, including the ability to return inventory to them. A change to these assumptions could impact the valuation of inventory and have a resulting impact on margins.

Income tax valuation allowance:

        Celestica records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Management considers factors such as the reversal of deferred income tax liabilities, projected future taxable income, the character of the income tax asset, tax planning strategies, changes in tax laws and other factors. A change to these factors could impact the estimated valuation allowance and income tax expense.

Goodwill:

        Celestica performs its annual goodwill impairment test in the fourth quarter of each year (to correspond with its planning cycle), and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Impairment is tested at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. The fair values of the reporting units are estimated using a combination of a market approach and discounted cash flows. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections at the reporting unit level, and discount rates. Celestica recorded an impairment loss in 2002. There have been no impairments identified in 2003 or in 2004. Future goodwill impairment tests may result in further impairment charges.

Long-lived assets:

        Celestica performs its annual impairment tests on long-lived assets in the fourth quarter of each year (to correspond with its planning cycle), and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Celestica estimates the useful lives of capital and intangible assets based on the nature of the asset, historical experience and the terms of any related supply contracts. The valuation of long-lived assets is based on the amount of future net cash flows these assets are estimated to generate. Revenue and expense projections are based on management's estimates, including estimates of current and future industry conditions. A significant change to these assumptions could impact the estimated useful lives or valuation of long-lived assets resulting in a change to depreciation or amortization expense and impairment charges. Celestica recorded long-lived impairment losses in 2002 and 2003. There has been no impairment identified in 2004. Future impairment tests may result in further impairment charges.

Restructuring charges:

        Celestica has recorded restructuring charges relating to facility consolidations and workforce reductions. The restructuring charges include employee severance and benefit costs, costs related to leased facilities that have been abandoned or subleased, owned facilities which are no longer used and are available-for-sale, cost of leased equipment that has been abandoned, impairment of owned equipment available-for-sale, and impairment of related intangible assets, primarily intellectual property. The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amount associated with these plans. For owned facilities and equipment, the impairment loss recognized was based on the fair value less costs to sell, with fair value estimated based on existing market prices for similar assets. For leased facilities that will be abandoned or subleased, the estimated lease cost represents future lease payments subsequent to abandonment less estimated sublease income. To estimate future sublease income, the Company worked with independent brokers to determine the estimated tenant rents the Company could be expected to realize. The estimated amount of future liability may change, requiring additional restructuring charges or a reduction of the liabilities already recorded. At the end of each reporting period, the Company evaluates the appropriateness of the remaining accrued balances.

        Costs associated with restructuring activities initiated on or after January 1, 2003 are recorded in accordance with CICA Emerging Issues Committee Abstracts EIC-134, "Accounting for Severance and Termination Benefits," and EIC-135, "Accounting for Costs Associated with Exit and Disposal Activities."

Pension and non-pension post-employment benefits:

        Celestica has pension and non-pension post-employment benefit costs and liabilities, which are determined from actuarial valuations. Actuarial valuations require management to make certain judgments and estimates on expected plan investment performance, salary escalation, compensation levels at the time of retirement, retirement ages, and expected health care costs. The Company evaluates these assumptions on a regular basis taking into consideration current market conditions and historical data. A change in these factors could impact future pension expense.

Acquisition History

        A significant portion of Celestica's growth in prior years was generated by strengthening its customer relationships, building a global manufacturing network, and increasing the breadth of its service offerings through asset and business acquisitions. The Company focused on investing strategically in acquisitions that better positioned the Company for future outsourcing opportunities. Celestica's most active year for acquisitions was 2001. With a global manufacturing network established, the Company's historical pace of acquisitions has slowed and this may continue in the future.

        As a result of the downturn in technology manufacturing, some of the sites acquired in prior years have been closed or have experienced headcount reductions. Supply agreements entered into in connection with certain acquisitions were also affected by order cancellations and rescheduling as base business volumes decreased. See discussion below in "Results of Operations."

        On March 12, 2004, the Company acquired all the shares of MSL, a full-service global electronics manufacturing and supply chain services company, headquartered in Concord, Massachusetts. This acquisition provided Celestica with an expanded customer base and service offering. This acquisition also supports Celestica's strategy of adding new customers in more diversified end markets. MSL's customers come from diverse industries including industrial, commercial avionics, automotive, retail systems, communications and network storage, and peripherals. The purchase price for MSL of $321.2 million was financed with the issuance of 14.1 million subordinate voting shares, the issuance of options to purchase 2.1 million subordinate voting shares, the issuance of warrants to purchase 1.1 million subordinate voting shares, and $51.6 million in cash. MSL contributed just over 10% of total revenue and $0.02 earnings per share for the three months ended June 30, 2004 and approximately 7% of total revenue and $0.03 earnings per share for the six months ended June 30, 2004.

        In April 2004, the Company paid approximately $11 million in cash to acquire certain net assets located in the Philippines from NEC Corporation.

        Celestica may at any time be engaged in ongoing discussions with respect to several possible acquisitions of widely varying sizes, including small single facility acquisitions, significant multiple facility acquisitions and company acquisitions. Celestica identifies possible acquisitions that would enhance its global manufacturing network, expand its service offering, increase its penetration in various industries and establish strategic relationships with new customers. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any agreement would be. Celestica expects to actively pursue and consider other acquisition opportunities.

Results of Operations

        Celestica's annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, and the relative mix of value-add products and services. The level and timing of customers' orders will vary due to customers' attempts to balance their inventory, changes in their manufacturing strategies, variation in demand for their products and general economic conditions. Celestica's annual and quarterly operating results are also affected by capacity utilization, geographic manufacturing mix and other factors, including price competition, manufacturing effectiveness and efficiency, the degree of automation used in the assembly process, the ability to manage labour, inventory and capital assets effectively, the timing of expenditures in anticipation of forecasted sales levels, the timing of acquisitions and related integration costs, customer product delivery requirements, shortages of components or labour, the costs of transferring and ramping up programs, and other factors.

        Weak end-market conditions began to emerge in early to mid-2001 and continued through 2003 for most of the Company's communications and computing industry customers. This resulted in customers rescheduling or canceling orders which negatively impacted Celestica's results of operations. The Company began to see signs of end-market improvement towards the end of 2003, which have continued into 2004. Improving end-markets, better demand from the Company's core customers, and the contributions from the Company's acquisitions, have resulted in higher revenue and improved operating results for the first half of 2004. Improvements in operating results are expected to continue throughout 2004, as the Company focuses on managing the resumption of end-market growth, optimizing profitability in programs (including the proactive discontinuance of non-profitable activities), driving efficiencies from lean manufacturing and Six Sigma methods, executing and driving benefits from restructuring activities and overall better cost management.

        The table below sets forth certain operating data expressed as a percentage of revenue for the periods indicated:

	Three months ended June 30		Six months ended June 30
	2003	2004	2003	2004
Revenue	100.0%	100.0%	100.0%	100.0%
Cost of sales	97.0	94.7	96.1	95.1

Gross profit	3.0	5.3	3.9	4.9
Selling, general and administrative expenses	3.7	3.7	3.8	3.7
Research and development costs	0.3	0.2	0.2	0.2
Amortization of intangible assets	0.7	0.4	0.8	0.3
Integration costs related to acquisitions	—	—	—	—
Other charges	1.4	2.2	0.6	1.5

Operating loss	(3.1)	(1.2)	(1.5)	(0.8)
Interest expense (income), net	(0.1)	0.1	(0.2)	0.1

Loss before income taxes	(3.0)	(1.3)	(1.3)	(0.9)
Income taxes	(0.5)	(0.2)	(0.2)	(0.1)

Net loss	(2.5)%	(1.1)%	(1.1)%	(0.8)%

        Effective January 1, 2004, the Company retroactively adopted the new CICA Handbook Section 3110, "Asset Retirement Obligations," which requires the recognition of liabilities for asset retirement obligations and the associated retirement costs, and has retroactively restated its results of operations for all periods in 2003, 2002 and 2001. The impact to cost of sales and net loss for the year ended December 31, 2003 is $0.9 million (for the three and six months ended June 30, 2003 — $0.2 million and $0.4 million, respectively). See note 2(ii) to the June 30, 2004 Interim Consolidated Financial Statements.

Revenue

        Revenue increased 45%, to $2,314.2 million for the three months ended June 30, 2004 from $1,598.4 million for the same period in 2003. Revenue increased due to improved demand from some of the Company's top customers, new business wins and acquisition revenue. Base business volumes drove a 28% increase in revenue. The MSL and NEC acquisitions increased revenue by a further 17%. Revenue for the six months ended June 30, 2004 increased 36% to $4,331.1 million from $3,185.7 million for the same period in 2003. The MSL and NEC acquisitions accounted for an increase of approximately 10% in revenue for the six months ended June 30, 2004, with the remainder due to increased volumes from existing and new customers.

        Sequentially, revenue increased 15% from the first quarter of 2004. Organic base business grew 4% sequentially with the remaining growth of 11% from acquisitions.

        Celestica currently manages its operations on a geographic basis. The three reporting segments are the Americas, Europe and Asia. The following table is a breakdown of revenue by reporting segment:

	Three months ended June 30			Six months ended June 30
			% Increase			% Increase
	2003	2004		2003	2004
	(in millions)			(in millions)
Americas	$783.8	$1,036.4	32%	$1,553.1	$1,897.9	22%
Europe	344.1	452.5	32%	680.5	881.9	30%
Asia	538.1	921.5	71%	1,063.6	1,723.7	62%
Inter-segment	(67.6)	(96.2)		(111.5)	(172.4)

Total	$1,598.4	$2,314.2	45%	$3,185.7	$4,331.1	36%

        Revenue increased in all regions for the three and six months ended June 30, 2004, compared to the same periods in 2003. All regions have benefited from new business wins from existing and new customers and from acquisition revenue. Asia continues to benefit from the transfer of programs from other regions and its increased manufacturing capabilities. Program transfers accounted for approximately 5% of Asia's revenue increase for the quarter, and approximately 10% of Asia's revenue increase for the first half of 2004.

        The following table shows industry market segmentation as a percentage of revenue for the indicated periods:

	Three months ended June 30
			Three months ended March 31 2004
	2003	2004
Enterprise communications	26%	27%	27%
Telecommunications	22%	22%	24%
Servers	22%	18%	19%
Storage	11%	10%	12%
Other	10%	19%	13%
Workstations and PCs	9%	4%	5%

        The following customers represented more than 10% of total revenue for each of the indicated periods:

	Three months ended June 30		Six months ended June 30
	2003	2004	2003	2004
Sun Microsystems	X		X
IBM	X	X	X	X
Lucent Technologies	X		X	X
Cisco Systems	X	X		X

        The Company has been focused on diversifying its customer base by adding new customers in areas other than communications and computing markets, such as aerospace and defense, automotive, industrial and consumer. Revenue in these other markets for the three months ended June 30, 2004, has increased as a percentage of revenue compared to the same period a year ago and to the first quarter of 2004. Approximately one quarter of the year over year growth was from new business wins and the remainder from the MSL acquisition. As a result of diversifying its markets, customer mix has improved. Celestica's top 10 customers represented in the aggregate 64% and 65%, respectively, of total revenue for the three and six months ended June 30, 2004, compared to 76% and 77%, respectively, for the same periods in 2003. Revenue from its non-top 10 customers represented in the aggregate 36% and 35%, respectively, of total revenue for the three and six months ended June 30, 2004, up from 24% and 23%, respectively, for the same periods a year ago.

        The Company is dependent upon continued revenue from its top customers. There can be no assurance that revenue from these or any other customers will not decrease in absolute terms or as a percentage of total revenue either individually or as a group. Any material decrease in revenue from these or other customers could have a material adverse effect on the Company's results of operations. See notes 15 (concentration of risk) and 17 to the 2003 Consolidated Financial Statements.

        The Company believes its growth depends on increasing sales to existing customers for their current and future product generations, the expansion and addition of related manufacturing and support services, and on successfully attracting new customers. Customer contracts can be cancelled and volume levels can be changed or delayed. The timely replacement of delayed, cancelled or reduced orders with new business cannot be assured. In addition, the Company has no assurance that any of its current customers will continue to utilize its services, which could have a material adverse effect on the Company's results of operations.

        The Company has also focused on expanding its product and service offerings by investing in reference design activities for next generation servers and workstations, and other products and services. The Company continues to incur start-up costs for these businesses which have negatively impacted the quarter's results. The cost of these investments, included in cost of sales, selling, general and administrative expenses, and research and development expenses, totaled less than 0.5% of total revenue for the three and six months ended June 30, 2004. Revenue and profitability in these business areas are expected to improve in the coming years.

Gross profit

        Gross profit increased 152%, to $122.5 million for the three months ended June 30, 2004 from $48.6 million for the same period in 2003. Gross margin increased to 5.3% for the three months ended June 30, 2004 from 3.0% for the same period in 2003. Gross profit increased 70%, to $210.4 million for the six months ended June 30, 2004 from $124.1 million for the same period in 2003. The gross margin increased to 4.9% for the six months ended June 30, 2004 from 3.9% for the same period in 2003. The gross margin increase was due principally to increased base business volumes, reduced pricing pressures, improved operating efficiency and benefits from cost cutting actions such as restructuring and the addition of MSL. These gains were offset by costs of ramping new customer programs, costs to support the new reference design activities, and higher costs in certain geographies due to the weakened U.S. dollar.

        The Americas operations have shown some margin improvements from a year ago, however continue to be affected by the costs of investment in new product and service offerings, specifically the reference design activities. The European operations have improved significantly from the prior year and have benefited from improved utilization and cost reductions. The Asian operations have benefited from higher production volumes.

        To date, the Company has transitioned most of its high volume products to low cost geographies, with approximately 70% of its production facilities in lower cost geographies, up from 50% at the end of 2002. Although asset utilization rates have improved, due to higher volumes and reduction of capacity, certain operations continued to be affected by lower utilization levels and higher fixed costs. Additional restructuring actions were announced in all geographies in the first half of 2004 to address these conditions.

        The nature of the Company's business is that gross margin will fluctuate based on product volume and mix, production efficiencies, utilization of manufacturing capacity, manufacturing costs, start-up and ramp-up activities, new product introductions, cost structures at individual sites, and other factors, including the overall highly competitive nature of the EMS industry. Also, the availability of raw materials, which are subject to lead time and other constraints, could affect the Company's revenue from quarter to quarter.

Selling, general and administrative expenses

        Selling, general and administrative (SG&A) expenses increased 44%, to $86.1 million (3.7% of revenue) for the three months ended June 30, 2004 from $59.9 million (3.7% of revenue) for the same period in 2003. SG&A increased 34% for the six months ended June 30, 2004 to $160.6 million (3.7% of revenue) from $119.6 million (3.8% of revenue) for the same period in 2003. The increase in SG&A expenses, on an absolute basis, reflects the costs to support higher volumes and investments in new products and new markets, higher costs in certain geographies due to the weakened U.S. dollar and the inclusion of SG&A expenses for MSL offset, in part, by the benefits from cost cutting from the Company's restructuring programs.

        SG&A expenses were $74.5 million for the three months ended March 31, 2004. The sequential increase was primarily due to increased costs due to the weakened U.S. dollar and the inclusion of a full quarter of SG&A expenses for MSL.

Research and development costs

        Research and development (R&D) costs was $4.7 million (0.2% of revenue) for the three months ended June 30, 2004, consistent with the $4.4 million (0.3% of revenue) for the same period in 2003 and $4.4 million for the three months ended March 31, 2004. R&D costs for the six months ended June 30, 2004 were $9.1 million (0.2% of revenue), consistent with the $8.9 million (0.2% of revenue) in the same period in 2003.

Amortization of intangible assets

        Amortization of intangible assets decreased 36%, to $7.7 million for the three months ended June 30, 2004 from $12.1 million for the same period in 2003. Amortization of intangible assets decreased 39%, to $14.9 million for the six months ended June 30, 2004 from $24.5 million for the same period in 2004. In the fourth quarter of 2003, the Company recorded an impairment charge to write down its intangible assets. As a result of the write down in 2003, the amortization expense in 2004 has decreased. Amortization of intangible assets was $7.2 million for the three months ended March 31, 2004. The sequential increase was due to amortization of intangible assets acquired in the MSL acquisition.

Integration costs related to acquisitions

        Integration costs related to acquisitions represent one-time costs incurred within 12 months of the acquisition date, such as the costs of implementing compatible information technology systems in newly acquired operations, establishing new processes related to marketing and distribution processes to accommodate new customers, and salaries of personnel directly involved with integration activities. All of the integration costs incurred related to newly acquired facilities, and not to the Company's existing operations.

        Integration costs were $0.4 million for the three and six months ended June 30, 2004. There were no integration costs for the same periods in 2003. Integration costs vary from period to period due to the timing of acquisitions and related integration activities.

Other charges

				Three months ended
	Year ended December 31
				March 31 2004	June 30 2004
	2001	2002	2003			Total
	(in millions)
2001 restructuring	$237.0	$1.9	$7.9	$0.4	$0.4	$247.6
2002 restructuring	—	383.5	15.7	2.6	1.5	403.3
2003 restructuring	—	—	71.3	1.0	0.8	73.1
2004 restructuring	—	—	—	9.5	48.2	57.7

Total restructuring	237.0	385.4	94.9	13.5	50.9	781.7
2002 goodwill impairment	—	203.7	—	—	—	203.7
Other impairment	36.1	81.7	82.8	—	—	200.6
Deferred financing costs and debt redemption fees	—	9.6	1.3	—	1.6	12.5
Gain on sale of surplus land	—	(2.6)	(3.6)	(2.6)	(1.0)	(9.8)

	$273.1	$677.8	$175.4	$10.9	$51.5	$1,188.7

        Further details of the other charges are included in note 11 to the 2003 Consolidated Financial Statements and note 7 to the June 30, 2004 Interim Consolidated Financial Statements.

        As of June 30, 2004, the Company has recorded charges in connection with four separate restructuring plans in response to the challenging economic climate. These actions, which included reducing workforce, consolidating facilities and repositioning the number and location of production facilities, were largely intended to align the Company's capacity and infrastructure to anticipated customer requirements for more capacity in lower cost regions, as well as to rationalize its manufacturing network to the lower demand levels. The Company has recorded charges totaling $247.6 million for its 2001 restructuring plan, $403.3 million for its 2002 restructuring plan, $73.1 million relating to its 2003 restructuring plan, and $57.7 million thus far in 2004 for its 2004 restructuring plan.

        As of June 30, 2004, the Company has recorded a combined total of $781.7 million for its four restructuring plans. The focus of these restructuring plans was primarily in the Americas and Europe, as they were impacted most by the downturn. As of June 30, 2004, approximately 20,000 employees have been released from the business in connection with the announced restructurings to date. Approximately 2,000 employee positions remain to be eliminated by 2005 relating to these announced restructurings to date as of June 30, 2004. Approximately 70% of the employee terminations were in the Americas and 30% in Europe. As of June 30, 2004, 34 facilities have been or will be closed or downsized primarily in the Americas and Europe, and included the transfer of programs from these higher cost geographies to lower cost geographies. All cash outlays are expected to be funded from cash on hand.

        The Company expects to continue to benefit from the restructuring measures taken in prior years through reduced depreciation, lease and labour costs in cost of sales and SG&A expenses. These year-over-year incremental benefits amounted to approximately $35 million and $75 million, respectively, for the three and six months ended June 30, 2004 of which approximately 80% was realized in lower cost of sales and the balance in lower SG&A expenses. The Company has completed the major components of the 2001 and 2002 restructuring plans, except for certain employee terminations to be paid in 2004 and certain long-term lease and other contractual obligations expected to be paid out over the remaining lease terms through 2015. The Company expects to complete the 2003 restructuring actions in Europe by the third quarter of 2004, except for certain regulatory payments expected to be paid out through 2007. In April 2004, the Company announced that it would incur further restructuring plans to better align its capacity with customer requirements and accelerate the Company's margin expansion plans. The Company expects total restructuring charges of between $175.0 million and $200.0 million to be recorded throughout 2004 and into the first quarter of 2005, of which $64.4 million was recorded in the first six months of 2004. The Company expects to reduce its manufacturing footprint and reduce its global workforce by approximately 10% to 15% by early 2005. The Company estimates that approximately 75% of the charges will be cash costs.

        The Company will continue to evaluate its operations and could propose future restructuring actions as a result of changes in the marketplace, including the possibility of exiting less profitable operations or service offerings no longer sought out by customers.

        The Company has decided to consolidate some of the acquired MSL facilities. The cost of this restructuring totals $35.4 million and was recorded as part of the purchase price. The MSL plan includes reducing its workforce by up to approximately 15%, primarily in the Americas. See note 3(i) to the June 30, 2004 Interim Consolidated Financial Statements.

        The Company conducts an annual review of goodwill and long-lived assets in the fourth quarter of each year to correspond with its planning cycle, absent of any triggering factors which would have necessitated a review earlier in the year. In the course of finalizing its annual plans, the Company made certain decisions regarding its restructuring plans and the transfer of customer programs from higher cost to lower cost geographies. These actions, coupled with weakened end markets, significantly impacted forecasted revenue and reduced the net cash flows for certain sites, resulting in impairment when compared to the carrying value of long-lived assets. In the fourth quarters of 2003, 2002 and 2001, the Company recorded non-cash charges against goodwill, intangible assets and capital assets. There was no impairment for the second quarter of 2004.

        The Company may continue to experience goodwill and long-lived asset impairment charges in the future as a result of changes in the electronics industry, customer demand and other market conditions, which may have a material adverse effect on the Company's financial condition.

Interest income/expense, net

        Net interest expense for the three and six months ended June 30, 2004 was $2.8 million and $3.8 million, respectively, compared to net interest income of $1.5 million and $4.8 million, respectively, for the same periods in 2003. During 2004, the Company earned less interest income due to lower cash balances being invested at lower interest rates compared to the same periods in 2003. In addition, the Company's interest charges incurred on the credit facilities and long-term notes have increased, reflecting the accrued interest incurred on the Senior Subordinated Notes issued in June 2004.

Income taxes

        Income tax recovery for the three months ended June 30, 2004 was $5.2 million, compared to an income tax recovery of $8.1 million for the same period in 2003, both periods reflecting an effective tax rate of 17%. Income tax recovery for the six months ended June 30, 2004 was $6.9 million, compared to an income tax recovery of $7.5 million for the same period in 2003, both periods reflecting an effective tax rate of 17%.

        The Company's effective tax rate is impacted by the mix and volume of business in lower tax jurisdictions within Europe and Asia, tax holidays and tax incentives that have been negotiated with the respective tax authorities (which expire between 2004 and 2012), restructuring charges, operating losses, the time period in which losses may be used under tax laws, and the impairment of deferred income tax assets. The tax holidays are subject to conditions with which the Company expects to continue to comply.

        The net deferred income tax asset as at June 30, 2004 of $228.1 million ($219.8 million as at March 31, 2004), arises from available income tax losses and future income tax deductions. The Company's ability to use these income tax losses and future income tax deductions is dependent upon the operations of the Company in the tax jurisdictions in which such losses or deductions arose. Management records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Based on the reversal of deferred income tax liabilities, projected future taxable income, and the character of the income tax assets and tax planning strategies, management has determined that a valuation allowance of $247.8 million is required in respect of its deferred income tax assets as at June 30, 2004 ($245.5 million as at March 31, 2004). Included in the valuation allowance is $58.1 million attributable to the acquisition of MSL, which is subject to refinement upon finalization of the purchase price allocation. Changes in the MSL valuation allowance in future years are recorded as adjustments to goodwill. In order to fully utilize the net deferred income tax assets of $228.1 million, the Company will need to generate future taxable income of approximately $651.7 million. Based on the Company's current projection of taxable income for the periods in which the deferred income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefit of the net deferred income tax assets as at June 30, 2004.

Unaudited Quarterly Financial Highlights

	2002		2003				2004
	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
	(in millions, except per share amounts)
Revenue	$1,958.9	$1,911.9	$1,587.4	$1,598.4	$1,634.8	$1,914.8	$2,016.9	$2,314.2
Cost of Sales	1,827.8	1,801.8	1,511.9	1,549.8	1,570.7	1,842.9	1,929.0	2,191.7
Gross Profit %	6.7%	5.8%	4.8%	3.0%	3.9%	3.8%	4.4%	5.3%
Net (loss) earnings	$(90.8)	$(434.9)	$3.2	$(39.8)	$(65.0)	$(165.1)	$(8.4)	$(25.5)
Weighted average # of shares outstanding (in millions)
— basic	230.1	229.0	227.0	218.0	211.8	209.3	213.2	224.6
— diluted	230.1	229.0	230.2	218.0	211.8	209.3	213.2	224.6
(Loss) earnings per share
— basic	$(0.40)	$(1.90)	$0.02	$(0.18)	$(0.30)	$(0.80)	$(0.06)	$(0.04)
— diluted	$(0.40)	$(1.90)	$0.02	$(0.18)	$(0.30)	$(0.80)	$(0.06)	$(0.04)

Liquidity and Capital Resources

        For the three months ended June 30, 2004, operating activities utilized $188.0 million in cash, compared to utilizing $100.2 million in cash for the same period in 2003. $179.0 million was used to pay down accounts payable and accrued liabilities due to the skew and timing of inventory purchases. The increase in accounts receivables were offset in part, by the decrease in inventory levels in the second quarter. For the six months ended June 30, 2004, operating activities utilized $264.3 million in cash compared to $14.8 million for the same period in 2003. Cash from operations was used primarily to support higher accounts receivable balances and to fund accounts payable and accrued liabilities. Going forward, the Company expects the timing differences in working capital to stabilize and expects to have positive cash from operations in the third quarter of 2004.

        Investing activities for the three and six months ended June 30, 2004 included capital expenditures of $40.6 million and $97.0 million, respectively, primarily to expand manufacturing capabilities in lower cost geographies such as Malaysia, Thailand and the Czech Republic, net cash of $8.5 million paid in April 2004 for the NEC acquisition and $33.8 million paid in March 2004 for the MSL acquisition, offset in part by proceeds from the sale of two vacant facilities in Europe. The Company received gross proceeds of $500.0 million from the Senior Subordinated Notes offering in June 2004. The Company incurred $12.0 million, pre-tax, in underwriters fees' and expenses and used $299.7 million to repurchase LYONs in the quarter. Financing activities in the first quarter also included a $38.1 million repayment of loans assumed in connection with the MSL acquisition.

        The Company continues to focus on efficiency, including improving its cash cycle days and its inventory turns. The Company's average cash cycle, calculated as accounts receivable days plus inventory days minus payable days (defined as current liabilities excluding interest bearing items), for the three months ended June 30, 2004 was 21 days, compared to 16 days for the first quarter of 2004. This increase in days is primarily a result of lower accounts payable balances due to the earlier timing and magnitude of inventory purchases.

        In June 2004, LYONs with a principal amount at maturity of $540.3 million were repurchased at an average price of $554.77 per LYON, for total cash of $299.7 million. No LYONs were repurchased in the first quarter of 2004. A loss on the repurchase of LYONs of $15.2 million was recorded for the three months ended June 30, 2004. See further details in note 8 to the 2003 Annual Consolidated Financial Statements and note 5 to the June 30, 2004 Interim Consolidated Financial Statements.

        The Company may from time to time, repurchase LYONs in the open market or through privately negotiated transactions. Through June 30, 2004, the Company has repurchased LYONs with a total principal amount at maturity of $1,199.1 million, for total cash of $623.5 million. The Company currently has approval to spend up to an additional $200.3 million to repurchase LYONs, at management's discretion. The amount and timing of future purchases cannot be determined at this time.

        As at June 30, 2004, the Company has outstanding LYONs with a principal amount at maturity of $614.4 million payable August 1, 2020. Holders of the instruments have the option to require Celestica to repurchase their LYONs on August 2, 2005, at a price of $572.82 per LYON, or a total of $352.0 million. The Company may elect to settle its repurchase obligation in cash or shares, or any combination thereof. See further details in note 8 to the 2003 Consolidated Financial Statements.

        In July 2003, Celestica completed its first Normal Course Issuer Bid (NCIB) and repurchased 18.6 million subordinate voting shares. In July 2003, Celestica filed a second NCIB to repurchase up to an additional 10% of the public float, or 17.0 million subordinate voting shares, for cancellation, over a period from August 1, 2003 to July 31, 2004. Under these programs, shares are purchased at the market price at the time of purchase. The number of shares to be repurchased during any 30-day period may not exceed 2% of the outstanding subordinate voting shares. A copy of the notices relating to the two NCIB programs may be obtained from Celestica, without charge, by contacting the Company's Investor Relations department at clsir@celestica.com. There were no repurchases in the first half of 2004. Through June 30, 2004, a total of 22.6 million subordinate voting shares have been repurchased pursuant to these NCIBs. All of these transactions were funded with cash on hand.

        As of June 30, 2004, the Company had 185.0 million outstanding subordinate voting shares and 39.1 million outstanding multiple voting shares.

        Since the Company began its share and debt repurchase activities in the third quarter of 2002, a total of $1,067.8 million was spent to repurchase senior subordinated notes, subordinate voting shares and LYONs.

Capital Resources

        In June 2004, the Company amended its 364-day credit facility from $250.0 million to $600.0 million and extended the maturity from October 2004 to June 2007. The facility includes a $25.0 million swing-line facility that provides for short-term borrowings up to a maximum of seven days. The credit facility permits the Company and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). Borrowings under the facility bear interest at LIBOR plus a margin except that borrowings under the swing-line facility bear interest at a base rate plus a margin. There are no borrowings outstanding under this facility. Commitment fees in 2004 were $1.0 million. Concurrently with this amendment, the Company elected to terminate its $500.0 million four-year revolving term credit facility.

        The facility has restrictive covenants relating to debt incurrence and sale of assets and also contains financial covenants that require the Company to maintain certain financial ratios. A change of control is an event of default. Based on the required minimum financial ratios, at June 30, 2004, the Company is limited to approximately $310 million of additional debt incurrence. The available debt incurrence under the facility has been reduced by outstanding letters of credit totaling $51.8 million. The Company was in compliance with all covenants at June 30, 2004.

        Celestica and certain subsidiaries have additional uncommitted bank overdraft facilities which total $61.6 million that are available for operating requirements at June 30, 2004. There are no borrowings outstanding under these facilities.

        In June 2004, the Company issued Senior Subordinated Notes (Notes) with an aggregate principal amount of $500.0 million due 2011, with a fixed interest rate of 7.875%. The Company received gross proceeds of $500.0 million and incurred $12.0 million, pre-tax, in underwriters commissions' and expenses which have been deferred and will be amortized over the term of the debt. A portion of the proceeds were used to repurchase LYONs. The Notes are unsecured and are subordinated in right of payment to all senior debt of the Company. The Notes may be redeemed July 1, 2008 or later at various premiums above face value.

        In connection with the Notes offering, Celestica has entered into interest rate swap agreements which hedge the fair value of the Notes, by swapping the fixed rate of interest, for a variable rate based on LIBOR plus a margin. The notional amount of the agreements is $500.0 million. The agreements are effective June 2004 and mature July 2011. The average interest rate on the Notes for the second quarter was 4.6%, after reflecting the interest rate swap. As a result of entering into the interest rate swap agreements, the Company is exposed to interest rate risks due to fluctuations in the LIBOR rate. A one-percentage point increase in the LIBOR rate would increase interest expense by $5.0 million annually. The after-tax impact of the interest expense on the Notes is estimated to be approximately $0.01 per share per quarter, going forward.

        Celestica believes that cash flow from operating activities, together with cash on hand and borrowings available under the Company's amended credit facility, will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the next 12 months. At June 30, 2004, Celestica had committed $10.9 million in capital expenditures, principally for machinery and equipment and facilities in Asia. The Company expects capital spending for 2004 to be in the range of 1.5% to 2.5% of revenue which will be funded from cash on hand. In addition, Celestica regularly reviews acquisition opportunities and, as a result, may require additional debt or equity financing.

        The Company has an arrangement to sell up to $400.0 million in accounts receivable under a revolving facility which is available until September 2004. As of June 30, 2004, the Company generated cash from the sale of $397.2 million in accounts receivable. The purchaser of the accounts receivable is a division of a Schedule "A" rated Canadian bank, with a Standard and Poor's Rating Service rating of A and Stable outlook, and had assets under management of over $50.0 billion as of the date of its last annual filing. The terms of the arrangement provide that the purchaser may elect not to purchase receivables if Celestica's corporate credit rating falls below BB- as determined by Standard and Poor's Rating Service.

        During 2003, both Moody's and Standard and Poor's revised their outlook on the Company from stable to negative, as a result of reduced revenue and operating profit performance. In 2004, Standard and Poor's revised Celestica's credit rating to BB and in May 2004 Moody's revised Celestica's senior implied rating to Ba2. Both Moody's and Standard and Poor's maintain a negative outlook. A reduction in Celestica's credit ratings could impact Celestica's future cost of borrowing.

        Celestica prices the majority of its products in U.S. dollars, and the majority of its material costs are also denominated in U.S. dollars. However, a significant portion of its non-material costs (including payroll, facilities costs, and costs of locally sourced supplies and inventory) are denominated in various other currencies. The majority of the Company's cash balances are held in U.S. dollars. As a result, Celestica may experience transaction and translation gains or losses because of currency fluctuations. The Company has an exchange risk management policy in place to control its hedging programs and does not enter into speculative trades. At June 30, 2004, Celestica had forward foreign exchange contracts covering various currencies in an aggregate notional amount of $535.4 million with expiry dates up to January 2006. The fair value of these contracts at June 30, 2004 was an unrealized gain of $10.2 million. Celestica's current hedging activity is designed to reduce the variability of its foreign currency costs in the regions the Company has manufacturing operations and generally involves entering into contracts to trade U.S. dollars for various currencies at future dates. In general, these contracts extend for periods of up to 25 months. Celestica may from time to time, enter into additional hedging transactions to minimize its exposure to foreign currency and interest rate risks. There can be no assurance that such hedging transactions will be successful. See notes 2(n) and 15 to the 2003 Consolidated Financial Statements and note 2(iii) to the 2004 Interim Consolidated Financial Statements.

        The Company's defined benefit pension funding policy is to contribute amounts sufficient to meet minimum local statutory funding requirements that are based on actuarial calculations. The Company may make additional discretionary contributions based on actuarial assessments. The Company estimates the 2004 statutory defined benefit pension contributions to range from $7.0 million to $10.0 million and the voluntary defined benefit pension contributions to range from $8.0 million to $10.0 million. During the quarter, the Company paid approximately $12.0 million to fund its pension plans.

        The Company has provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These may include indemnifications against adverse effects due to changes in tax laws and patent infringements by third parties. The maximum amounts from these indemnifications cannot be reasonably estimated. In some cases, the Company has recourse against other parties to mitigate its risk of loss from these indemnifications. Historically, the Company has not made significant payments relating to these indemnifications.

Controls and Procedures

        The Chief Executive Officer and Chief Financial Officer have evaluated the Company's disclosure controls and procedures as of the end of the quarter, and have concluded that such controls and procedures are effective.

        During the second quarter of 2004, there were no changes in the Company's internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, such controls.

Recent Accounting Developments

Stock-based compensation and other stock-based payments:

        Effective January 1, 2003, the Company adopted the revised CICA Handbook Section 3870. See note 2(q)(ii) to the 2003 Consolidated Financial Statements and note 2(i) to the June 30, 2004 Interim Consolidated Financial Statements.

Hedging relationships:

        Effective January 1, 2004, the Company adopted the CICA Accounting Guideline AcG-13. See note 2(r) to the 2003 Consolidated Financial Statements and note 2(iii) to the June 30, 2004 Interim Consolidated Financial Statements.

Impairment of long-lived assets:

        Effective January 1, 2003, the Company adopted the CICA Handbook Sections 3063 and 3475, which are similar to the FASB SFAS No. 144. See note 2(j) to the 2003 Consolidated Financial Statements.

Guarantees:

        Effective January 1, 2003, the Company adopted the new CICA Accounting Guideline AcG-14 which harmonizes Canadian GAAP to the disclosure requirements of the FASB FIN 45. See notes 20(l) and 16 to the 2003 Consolidated Financial Statements.

Consolidation of variable interest entities:

        In January 2003, FASB issued FIN 46. In June 2003, the CICA issued Accounting Guideline AcG-15 which is similar to FIN 46. See notes 2(r) and 20(l) to the 2003 Consolidated Financial Statements. In December 2003, FASB revised FIN 46. The CICA reaffirms its plan to harmonize with the revised U.S. guidance, and expects its standard to be effective for 2005.

Restructuring charges:

        Effective January 1, 2003, the Company adopted CICA Abstracts EIC-134 and EIC-135, which are similar to the FASB standards. See notes 2(p) and 20(l) to the 2003 Consolidated Financial Statements.

Asset retirement obligations:

        Effective January 1, 2004, the Company retroactively adopted CICA Handbook Section 3110, which is similar to the FASB standards. See notes 2(r) and 20(l) to the 2003 Consolidated Financial Statements and note 2(ii) to the June 30, 2004 Interim Consolidated Financial Statements.

Liabilities and equity:

        In November 2003, the CICA revised Handbook Section 3860, "Financial Instruments — Presentation and Disclosure." See note 2(r) to the 2003 Consolidated Financial Statements.

Revenue recognition:

        In December 2003, the CICA issued EIC-141, "Revenue Recognition" and EIC-142, "Revenue Arrangements with Multiple Deliverables." The FASB has similar standards. See note 2(r) to the 2003 Consolidated Financial Statements.

Generally accepted accounting principles:

        In July 2003, the CICA issued Handbook Section 1100. See note 2(r) to the 2003 Consolidated Financial Statements.

QuickLinks

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SECOND QUARTER 2004